Exhibit 99.1

Ms. Caroline Scheufele Joins JD.com’s Board of Directors

Beijing, June 22, 2021 — JD.com, Inc. (the “Company”) (NASDAQ: JD and HKEX: 9618), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced that Ms. Caroline Scheufele, a renowned entrepreneur, jewelry designer and philanthropist, has been elected to serve as an independent director on the board of directors of the Company (the “Board”) and a member of the Board’s nominating and corporate governance committee, effective June 22, 2021.

Ms. Scheufele has over 35 years of experience in the watchmaking and jewelry industry and currently serves as the co-president and artistic director of Chopard, one of the last family-run Swiss watch makers and jewelers and a pioneer in growing the market of sustainable luxury goods and ethical gold. Since 1985, she has held various leadership positions at Chopard, including leading Chopard’s ladies’ collections and developing the jewelry section and later the high-end jewelry department at Chopard. Ms. Scheufele designed Chopard’s first jewelry collection, Happy Diamonds, the Happy Sports watches featuring a world-first combination of steel and diamonds, and the Haute Joaillerie Red Carpet and Animal World collections. Ms. Scheufele has also contributed to Chopard’s international exposure by connecting its image with the world of cinema and iconic events, such as the Cannes Film Festival. In 1998, she redesigned the Palme d’Or, the award piece for the Cannes Film Festival and made Chopard the official event partner. In addition, Ms. Scheufele is a dedicated philanthropist in support of charitable causes, such as the American Foundation for AIDS Research (amFAR) and the José Carreras Leukemia Foundation. She has promoted corporate social responsibility, including Chopard’s membership in the Responsible Jewelry Council since 2010. Under the leadership of Ms. Scheufele, Chopard has become one of the first brands to use raw materials that meet the highest possible social and environmental standards and has supported Fairmined certified responsible gold. Currently, all Chopard watches and jewelry are made of 100% ethical gold. Ms. Scheufele graduated from International School of Geneva in Switzerland.

“It is a true privilege to welcome Ms. Scheufele to the board,” said Richard Liu, Chairman and CEO of JD.com. “We are certain that her long track record of success at the top of one of the world’s leading and most highly-trusted luxury brands will be of huge help to us as we continue to build and develop the JD brand into one of the most trusted globally. Ms. Scheufele’s international vision and commitment to social responsibility is also highly in line with JD’s mission and will be instrumental to our future development.”

“I am delighted to have the opportunity to join JD.com, an innovative and socially-conscious company,” said Ms. Scheufele. “I would like to thank Richard and the board for their confidence in selecting me. I hope that together we can help the company go from strength to strength.”

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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